Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in millions, except ratios)	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012	Fiscal 2011
Earnings:
Income before income taxes	$657.8	$540.6	$566.5	$556.9	$502.1	$300.4
Fixed charges	221.1	190.3	111.9	108.9	109.2	176.3
Amortization of capitalized interest	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—
Total earnings	$878.9	$730.9	$678.4	$665.8	$611.3	$476.7
Fixed charges:
Interest expense, net	$42.3	$28.6	$3.6	$3.2	$3.4	$68.6
Capitalized interest	—	—	—	—	—	—
Amortization of debt discount and issuance costs	3.6	7.4	0.4	0.4	1.9	3.5
Estimate of interest within rental expense(1)	175.2	154.3	107.9	105.3	103.9	104.2
Total fixed charges	$221.1	$190.3	$111.9	$108.9	$109.2	$176.3
Ratio of earnings to fixed charges	3.98	3.84	6.06	6.11	5.60	2.70

(1)	Interest within rental expense is estimated to be one-third of rental expense.